                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                ASHFORD.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    004093102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                January 16, 2002
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)

         |X| Rule 13d-1(c)

         |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP NO. 004093102                 13G                            Page 2 of 6

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           K2 ARBITRAGE FUND, L.P.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (A) [_]
                                                                (B) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

           ONTARIO, CANADA
------------------------------------------------------------------------------
                     5    SOLE VOTING POWER

     NUMBER OF                2,538,348
      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                 -0-
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER

    REPORTING                 2,538,348
      PERSON       -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
       WITH
                              -0-
------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,538,348
------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [_]
------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           4.7%
------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           PN
------------------------------------------------------------------------------

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  CUSIP NO. 004093102                 13G                            Page 3 of 6

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           SHAWN KIMEL
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (A) [_]
                                                                (B) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

           ONTARIO, CANADA
------------------------------------------------------------------------------
                     5    SOLE VOTING POWER

     NUMBER OF                -0-
      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                 2,858,348
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER

    REPORTING                 -0-
      PERSON       -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
       WITH
                              2,858,348
------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,858,348
------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [_]
------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           5.3%
------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
------------------------------------------------------------------------------

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CUSIP NO. 004093102                   13G                            Page 4 of 6




ITEM 1(a).  NAME OF ISSUER.

         The name of the Issuer is ASHFORD.COM, INC. (the "Issuer").

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

         The Issuer's principal executive offices are located at 3800 Buffalo Speedway, Suite 400, Houston, Texas 77098.

ITEM 2(a).  NAME OF PERSON FILING.

         This statement is being filed on behalf of K2 Arbitrage Fund, L.P. ("K2") and Shawn Kimel ("Kimel").

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

         The address of the principal business office of K2 and Kimel is 440 Adelaide West, Toronto, Ontario, M5V 1S7.

ITEM 2(c).  CITIZENSHIP.

         K2 is a citizen of Canada.  Kimel is also a citizen of Canada.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES.

         This statement relates to shares of Common Stock, par value of $0.001 per share ("Common Stock") of the Issuer.

ITEM 2(e).  CUSIP NUMBER.

         The CUSIP number for the shares of Common Stock is 004093102.

ITEM 3.     NOT APPLICABLE.

ITEM 4.     OWNERSHIP.

         Pursuant to Rule 13d-3(a), at the close of business on January 23, 2002, K2 may be deemed to be the beneficial owner of 2,538,348 shares of the Common Stock, which constitutes approximately 4.7% of the 54,208,470 shares of the Common Stock outstanding at September 30, 2001, according to the Issuer's Annual Report on Form 10-K filed on November 19, 2001 (the "Outstanding Shares"). K2 has the sole power to vote or to direct the vote of 2,538,348 shares of Common Stock; K2 has the sole power to dispose or to direct the disposition of 2,538,348 shares of Common Stock.

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CUSIP NO. 004093102                    13G                          Page 5 of 6



         Pursuant to Rule 13d-3(a), at the close of business on January 23, 2002, Kimel may be deemed to be the beneficial owner of 2,858,348 shares of the Common Stock, which constitutes approximately 5.3% of the Outstanding Shares. Kimel has the sole power to vote or to direct the vote of zero shares of Common Stock and shared power to vote or to direct the vote of 2,858,348 shares of Common Stock (which includes the 2,538,348 shares held by K2 as well as 320,000 shares held by Barbra Kimel); Kimel has the sole power to dispose or to direct the disposition of zero shares of Common Stock and shared power to dispose or to direct the disposition of 2,858,348 shares of Common Stock (which includes the 2,538,348 shares held by K2 as well as 320,000 shares held by Barbra Kimel).

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
            HOLDING COMPANY.

         Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10.    CERTIFICATIONS.

         By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP NO. 004093102                    13G                          Page 6 of 6




SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them in the capacities set forth below.

         Date:    January 24, 2002

                                 K2 ARBITRAGE FUND, L.P.

                                 By:  K2 GENPAR, INC.
                                 Its: General Partner

                                      /s/ Shawn Kimel
                                      -----------------------------------------
                                      Shawn Kimel, President and Secretary


                                      SHAWN KIMEL


                                      /s/ Shawn Kimel
                                      ------------------------------------------
                                      Shawn Kimel